Filed Pursuant to Rule 433

Registration No: 333-134553

Preliminary Note Terms

US CPI-Linked Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA-)

CUSIP	TBD

Principal Amount	$[TBD]

Trade Date	TBD

Issue Date	July [23], 2007

Maturity Date	July [23], 2012

Issue Price	100%

Redemption Price	100%

Coupon	2.43%+

Subject to a minimum Coupon of 0.00%

CPI Initial	With respect to each Interest Period, the CPI for the month that is 15 months prior to the start of the Interest Period (which CPI is published in the following month).

CPI Final	With respect to each Interest Period, the CPI for the month that is 3 months prior to the start of the Interest Period (which CPI is published in the following month).

CPI:

The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874  (January 6, 1997).

Notwithstanding the fact that the published CPI to be used in any calculation of CPIINITIAL or CPIFINAL is subsequently revised by the Sponsor, the Interest Rate Calculation Agent shall determine the Interest Rate per Annum payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Interest Rate Calculation Agent), the Interest Rate Calculation Agent shall use the CPI as so corrected.

Sponsor	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor sponsor acceptable to the Calculation Agent

Interest Reset Dates	Each Interest Payment Date, commencing on [August 23], 2007

Interest Payment Dates	The [23]rd day of each month, commencing on [August 23], 2007

Interest Period

From and including one Interest Reset Date (or Issue Date, in the case of the initial Interest Period) to but excluding the next Interest Reset Date (or Maturity, in the case of the final Interest Period)

Day Count Basis	30/360

Business Day Convention	Following, unadjusted

Business Days	New York

Calculation Agent	Lehman Brothers Special Financing

Denominations	US$1,000 and integral multiples of US$1,000

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.

Historical CPI Information

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments after [August 23], 2007 that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

You should consider the risk that the Interest Rate calculation provisions applicable to the notes is based upon the CPI and the CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

The following table sets forth historical levels of the CPI, as reported by the Sponsor and reported on Bloomberg Screen CPURNSA, and the year-over-year in the level of the CPI:

Date	CPI	Year-over Year Change	Date	CPI	Year-over- Year Change	Date	CPI	Year-over- Year Change
31-May-07	207.9	2.691%	31-Aug-05	196.4	3.641%	30-Nov-03	184.5	1.765%
30-Apr-07	206.7	2.574%	31-Jul-05	195.4	3.168%	31-Oct-03	185.0	2.041%
31-Mar-07	205.4	2.779%	30-Jun-05	194.5	2.530%	30-Sep-03	185.2	2.320%
28-Feb-07	203.5	2.415%	31-May-05	194.4	2.803%	31-Aug-03	184.6	2.158%
31-Jan-07	202.4	2.076%	30-Apr-05	194.6	3.511%	31-Jul-03	183.9	2.110%
31-Dec-06	201.8	2.541%	31-Mar-05	193.3	3.148%	30-Jun-03	183.7	2.112%
30-Nov-06	201.5	1.974%	28-Feb-05	191.8	3.008%	31-May-03	183.5	2.058%
31-Oct-06	201.8	1.305%	31-Jan-05	190.7	2.970%	30-Apr-03	183.8	2.225%
30-Sep-06	202.9	2.062%	31-Dec-04	190.3	3.256%	31-Mar-03	184.2	3.020%
31-Aug-06	203.9	3.819%	30-Nov-04	191.0	3.523%	28-Feb-03	183.1	2.981%
31-Jul-06	203.5	4.145%	31-Oct-04	190.9	3.189%	31-Jan-03	181.7	2.597%
30-Jun-06	202.9	4.319%	30-Sep-04	189.9	2.538%	31-Dec-02	180.9	2.377%
31-May-06	202.5	4.167%	31-Aug-04	189.5	2.654%	30-Nov-02	181.3	2.198%
30-Apr-06	201.5	3.546%	31-Jul-04	189.4	2.991%	31-Oct-02	181.3	2.026%
31-Mar-06	199.8	3.363%	30-Jun-04	189.7	3.266%	30-Sep-02	181.0	1.514%
28-Feb-06	198.7	3.597%	31-May-04	189.1	3.052%	31-Aug-02	180.7	1.803%
31-Jan-06	198.3	3.985%	30-Apr-04	188.0	2.285%	31-Jul-02	180.1	1.465%
31-Dec-05	196.8	3.416%	31-Mar-04	187.4	1.737%	30-Jun-02	179.9	1.067%
30-Nov-05	197.6	3.455%	29-Feb-04	186.2	1.693%	31-May-02	179.8	1.182%
31-Oct-05	199.2	4.348%	31-Jan-04	185.2	1.926%	30-Apr-02	179.8	1.639%
30-Sep-05	198.8	4.687%	31-Dec-03	184.3	1.879%	31-Mar-02	178.8	1.476%